Underlying supplement no. 10-I
To prospectus dated November 14, 2011 and
prospectus supplement dated November 14, 2011

Registration Statement No. 333-177923
Dated January 11, 2013
Rule 424(b)(2)

JPMorgan Chase & Co.

Notes Linked to the J.P. Morgan China A Share Equity Futures Tracker (Series 1)

JPMorgan Chase & Co. may, from time to time, offer and sell notes linked in whole or in part to the J.P. Morgan China A Share Equity Futures Tracker (Series 1). This underlying supplement no. 10-I describes the J.P. Morgan China A Share Equity Futures Tracker (Series 1), the relationship between JPMorgan Chase & Co. and the sponsor of the J.P. Morgan China A Share Equity Futures Tracker (Series 1) and terms that will apply generally to notes linked in whole or in part to the J.P. Morgan China A Share Equity Futures Tracker (Series 1) and other relevant information. This underlying supplement no. 10-I supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. The accompanying product supplement, the relevant terms supplement or another accompanying underlying supplement will describe any other index or reference asset to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other related underlying supplement or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement no. 10-I and the accompanying product supplement or another accompanying underlying supplement contain information relating to the same index to which the notes are linked, the information contained in the document with the most recent date will control.

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 10-I, the accompanying product supplement, prospectus supplement and prospectus, or any other related underlying supplement or the relevant terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 11, 2013

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 10-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 10-I, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 10-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement, any other related underlying supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 10-I, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 10-I, any other related underlying supplement, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise. To the extent applicable, the Futures Tracker described in this underlying supplement no. 10-I is deemed to be one of the "Indices" referred to in the accompanying product supplement.

SUPPLEMENTAL TERMS OF NOTES

The following supplemental terms of the notes supplement, and to the extent they are inconsistent, supersede, the description of the general terms of the debt securities set forth in the accompanying product supplement and under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this underlying supplement no. 10-I have the meanings assigned in the accompanying product supplement, prospectus supplement, prospectus, the relevant terms supplement and any other related underlying supplement.

General

The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. linked in whole or in part to the J.P. Morgan China A Share Equity Futures Tracker (Series 1) (the "**Futures Tracker**" or the "**Index**"). The Futures Tracker is a notional rules-based proprietary strategy that replicates the returns of a long position in near month listed futures contracts on the FTSE China A50 Index (the "**Underlying Index**").

The specific terms of the notes will be described in the relevant terms supplement accompanying this underlying supplement no. 10-I and any additional underlying supplement. The terms described in that terms supplement will supplement those described herein and in any other related underlying supplement, the accompanying product supplement, prospectus supplement and prospectus. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other related underlying supplement, the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.

Payment at Maturity

Notwithstanding anything to the contrary in the accompanying product supplement, with respect to the Futures Tracker or any relevant successor index, a "**trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which the level of the Underlying Index is scheduled to be published.

Notwithstanding anything to the contrary in the accompanying product supplement, "**relevant exchange**" means, with respect to each futures contract included in the Futures Tracker or any relevant successor index, the primary organized exchange or market of trading for that futures contract.

The "**Tracker Calculation Agent**" means the sponsor of the Futures Tracker (the "**Tracker Sponsor**") or any entity designated by the Tracker Sponsor to calculate and publish the official closing level of the Futures Tracker. The Tracker Calculation Agent is currently J.P. Morgan Securities (Asia Pacific) Ltd. ("**JPMS Asia Pacific**"). See "The J.P. Morgan China A Share Equity Futures Tracker (Series 1)" below. JPMS Asia Pacific is our affiliate and may have interests adverse to you. Please see "Risk Factors — Risks Relating to the Futures Tracker — Our affiliate, JPMS Asia Pacific, is the Tracker Calculation Agent and the Tracker Sponsor and may adjust the Futures Tracker in a way that affects its level."

Postponement of a Determination Date

Notes linked solely to the Futures Tracker

Notwithstanding anything to the contrary in the accompanying product supplement, for notes linked solely to the Futures Tracker, the following provisions will apply. If a Determination Date is not a trading day or if there is a market disruption event on that Determination Date (any such day, a **"Disrupted Day"**), the applicable Determination Date will be postponed to the immediately succeeding trading day that is not a Disrupted Day.

In no event, however, will any Determination Date be postponed to a date that is after the applicable Final Disrupted Determination Date (as defined in the accompanying product supplement). If a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and that day is a Disrupted Day, the calculation agent will determine the Index closing level for that Determination Date on that Final Disrupted Determination Date in accordance with the formula for and method of calculating the Index closing level last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of each futures contract included in the Futures Tracker (or any relevant successor index) and any futures contract required to roll any expiring futures contract in accordance with the method of calculating the Futures Tracker (or any relevant successor index).

Notes linked to the Futures Tracker and other reference assets

If the notes are linked to the Futures Tracker and other reference assets, the provisions relating to postponement of a Determination Date as set forth in the accompanying product supplement will apply, except that if a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and, on that day, the level for the Futures Tracker has not been established in accordance with the postponement provisions of the accompanying product supplement that apply prior to the applicable Final Disrupted Determination Date, the level of the Futures Tracker for that Determination Date will be determined by the calculation agent on the applicable Final Disrupted Determination Date in accordance with the formula for and method of calculating the level of the Futures Tracker last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of each futures contract included in the Futures Tracker (or any relevant successor index) and any futures contract required to roll any expiring futures contract in accordance with the method of calculating the Futures Tracker (or any relevant successor index).

Market Disruption Events

Notwithstanding anything to the contrary in the accompanying product supplement, the following provisions will apply to notes linked in whole or in part to the Futures Tracker. With respect to the Futures Tracker (or any relevant successor index), a **"market disruption event,"** unless otherwise specified in the relevant terms supplement, means:

(1) any termination or suspension of, or limitation on, trading imposed by the relevant exchange for any futures contract included in the Futures Tracker (or that successor index);

(2) a failure by the relevant exchange of any futures contract included in the Futures Tracker (or that successor index) to calculate and publish the official settlement price of that futures contract on any day upon which the official settlement price of that futures contract is scheduled to be calculated and published by the relevant exchange;

(3) the closure of any relevant exchange for any futures contract included in the Futures Tracker (or that successor index) prior to its scheduled closing time unless such earlier closing time is announced at least one hour prior to the actual closing time;

(4) the failure of any relevant exchange with respect to any futures contract included in the Futures Tracker (or that successor index) to open;

(5) any other event that disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for any futures contract included in the Futures Tracker (or that successor index);

(6) the occurrence of a material change in the formula for or the method of calculating the official settlement price of any futures contract included in the Futures Tracker (or that successor index); or

(7) the failure of the Tracker Calculation Agent to calculate and publish the level of the Futures Tracker,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to the Futures Tracker and any relevant successor index if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

Discontinuation of the Futures Tracker; Alteration of Method of Calculation

The provisions relating to the discontinuation of an index as set forth in the accompanying product supplement will apply, except that if the calculation agent is to determine the Index closing level for the Futures Tracker for any Determination Date because no successor index for the Futures Tracker is available at that time, or the calculation agent has previously selected a successor index for the Futures Tracker and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that Determination Date or other relevant date, then the level of the Futures Tracker will be computed by the calculation agent in accordance with the formula for and method of calculating the Futures Tracker or successor index, as applicable, last in effect prior to that discontinuation, using the official settlement price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation or non-trading day) at the close of the principal trading session on that date of each futures contract included in the Futures Tracker or that successor index, as applicable, and any futures contract required to roll any expiring futures contract in accordance with the method of calculating the Futures Tracker or that successor index, as applicable.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in the Futures Tracker, or the Underlying Index, any futures contracts underlying the Futures Tracker, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to any of the foregoing. **You should consider carefully the risks discussed under "Risk Factors" in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Futures Tracker

We or our affiliates may have economic interests that are adverse to those of the holders of the notes because we are the issuer of the notes, our affiliate, J.P. Morgan Securities LLC ("JPMS") is the calculation agent and our affiliate, JPMS Asia Pacific, is the Tracker Calculation Agent and the Tracker Sponsor.

We are the issuer of the notes and one of our affiliates, JPMS, is the calculation agent and will determine any payments on the notes and, another of our affiliates, JPMS Asia Pacific, is the Tracker Calculation Agent and the Tracker Sponsor. JPMS Asia Pacific, as Tracker Calculation Agent, will determine whether there has been a market disruption event with respect to the Futures Tracker or an extraordinary event with respect to the Futures Tracker. In the event of any such market disruption event, JPMS Asia Pacific may use an alternate method to calculate the Futures Tracker. As Tracker Sponsor, JPMS Asia Pacific maintains the rules governing the Futures Tracker. JPMS Asia Pacific may also exercise discretion in the event of any such extraordinary event or other circumstances as described below. While we and our affiliates will act in good faith in making all determinations with respect to the notes and the Futures Tracker, there can be no assurance that any determinations made by us, JPMS and JPMS Asia Pacific in these various capacities will not affect the level of the Futures Tracker or the value of the notes. Because determinations made by JPMS as the calculation agent and JPMS Asia Pacific as the Tracker Calculation Agent and the Tracker Sponsor may affect any payments on the notes, potential conflicts of interest may exist between us, JPMS, JPMS Asia Pacific and you, as a holder of the notes.

Our affiliate, JPMS Asia Pacific, is the Tracker Calculation Agent and the Tracker Sponsor and may adjust the Futures Tracker in a way that affects its level.

JPMS Asia Pacific, one of our affiliates, acts as the Tracker Calculation Agent and the Tracker Sponsor and is responsible for calculating and maintaining the Futures Tracker and developing the guidelines and policies governing its composition and calculation. The rules governing the Futures Tracker may be amended at any time by JPMS Asia Pacific, in its discretion, and the rules also permit the use of discretion by JPMS Asia Pacific in specific instances, such as the right to substitute another futures contract for the Futures Tracker to track. Unlike other indices, the maintenance of the Futures Tracker is not governed by an independent committee. Although judgments, policies and determinations concerning the Futures Tracker are made by JPMS Asia Pacific, JPMorgan Chase & Co., as the parent company of JPMS Asia Pacific, ultimately controls JPMS Asia Pacific.

In addition, the policies and judgments for which JPMS Asia Pacific is responsible could have an impact, positive or negative, on the level of the Futures Tracker and the value of your notes. JPMS Asia Pacific is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of futures contracts on the Underlying Index in the Futures Tracker is not an investment recommendation by us or JPMS Asia Pacific of those futures contracts or the Underlying Index.

The level of the Futures Tracker will reflect the deduction of a fee.

One way in which the Futures Tracker may differ from a typical index is that its level will reflect the deduction of a fee of 0.10% each month in connection with the roll from one futures contract to the next futures contract. As a result of the deduction of this fee, the level of the Futures Tracker will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted.

The Futures Tracker is a price return index that does not reflect "roll yields" or "total returns."

The Futures Tracker is a price return index that does not reflect roll yields or total returns. As such, it differs from other indices that are affected, positively or negatively, by roll yield or that reflects total returns. "Roll yield" refers to the impact on returns that would result if the futures contracts tracked by the Futures Tracker were notionally settled for cash at expiration, and the Futures Tracker reinvested in (or "rolled into") the same number of new futures contracts, where the price of the new futures contracts may be greater (generating negative roll yield) or less (generating positive roll yield) than the settlement price of the expiring contracts. An index tracking futures contracts that reflects "total returns" would reflect such roll yield in addition to interest that could be earned on funds notionally committed to the trading of the applicable futures contracts. Unlike an index that reflects roll yields or total returns, the Futures Tracker is affected solely by day-to-day changes in the settlement prices of its underlying futures contracts.

The Futures Tracker comprises notional assets.

The exposure to the futures contracts underlying the Futures Tracker is purely notional and will exist solely in the records maintained by or on behalf of the Tracker Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the futures contracts underlying the Futures Tracker.

The Futures Tracker has a limited operating history and may perform in unanticipated ways.

The Futures Tracker was established on January 10, 2013 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Futures Tracker must be considered illustrative only and may be based on estimates or assumptions not used by the Tracker Calculation Agent when determining the level of the Futures Tracker. Past performance should not be considered indicative of future performance.

The futures contracts composing the Futures Tracker may be changed in certain extraordinary events.

Following the occurrence of certain extraordinary events with respect to futures contracts as described under "The J.P. Morgan China A Share Equity Futures Tracker (Series 1) — Extraordinary Events," the affected futures contract may be replaced by a substitute futures contract. You should realize that the changing of a futures contract may affect the performance of the Futures Tracker, and therefore, the return on the notes, as the replacement futures contract may perform significantly better or worse than the affected futures contract.

Concentration risks associated with the Futures Tracker may adversely affect the value of your notes.

The Futures Tracker provides exposure to futures contracts on a single index, the FTSE China A50 Index, that trade on the Singapore Exchange, and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Futures Tracker in terms of both the number and variety of futures contracts. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

The notes may be subject to increased volatility.

The Futures Tracker comprises futures contracts, which are highly leveraged instruments. A futures contract on an underlying asset often displays considerably higher volatility than the underlying asset — in this case, the FTSE China A50 Index. Futures contracts are often less liquid than their underlying asset. Accordingly, the use of these futures contracts as components of the Futures Tracker may potentially result in higher volatility than in the absence of their usage.

The Futures Tracker is subject to significant risks associated with futures contracts.

The Futures Tracker tracks the returns of futures contracts. The price of a futures contract depends not only on the price of the underlying asset referenced by the futures contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest rates, governmental and regulatory policies and the policies of the exchanges on which the futures contracts trade. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of futures contracts to be volatile, as discussed above under "— The notes may be subject to increased volatility."

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes.

Futures markets like the Singapore Exchange, the market for the futures contracts underlying the Futures Tracker, are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the level of the Futures Tracker and therefore could affect adversely the value of your notes.

The settlement price of the futures contracts may not be readily available.

The official settlement price of the futures contracts are calculated and published by the Singapore Exchange. The official settlement price of the relevant futures contracts are used to calculate the level of the Futures Tracker. Any disruption in trading of the relevant futures contracts could delay the release or availability of the official settlement price. This may delay or prevent the calculation of the Futures Tracker.

Historical performance of the Futures Tracker should not be taken as an indication of the future performance of the Futures Tracker during the term of the notes.

The actual performance of the Futures Tracker over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Futures Tracker or its hypothetical, back-tested historical performance. The settlement prices of the futures contracts underlying the Futures Tracker will determine the level of the Futures Tracker. As a result, it is impossible to predict whether the level of the Futures Tracker will rise or fall.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any futures contracts or options on futures contracts for your benefit. An investment in the notes thus neither constitutes an investment in futures contracts, options on futures contracts nor a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase notes will be used by us for our own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

An investment in the notes may be subject to risks associated with non-U.S. securities markets.

The stocks that constitute the Underlying Index have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the countries where such securities markets are located, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self -sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, may be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Some or all of these factors may influence the closing level of the Underlying Index and, consequently, the closing level of the Futures Tracker. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Futures Tracker or the Underlying Index based on its historical performance.

The notes are subject to risks associated with investing in China.

The Underlying Index tracks the value of stocks of Chinese issuers and is subject to the risks of investing in China, including heightened risks of inflation or nationalization and market fluctuations caused by economic and political developments. In recent years, China has been in a state of transition from a planned economy to a more market-oriented economy, prompted by the implementation of economic reform measures by the Chinese government that emphasize decentralization and utilization of market forces in the development of the Chinese economy and a high level of management autonomy. Still, the majority of productive assets in China remain owned by the Chinese government at various levels, and the Chinese government continues to impose strict controls on its currency. And the significant growth the Chinese economy has experienced in the past twenty years has been uneven geographically and among various sectors of the economy and has been accompanied by periods of high inflation. There can be no assurance that the Chinese government will continue to pursue its recent economic policies or that, if it does, the policies will be effective. Political changes, social instability and adverse diplomatic developments in China could result in the imposition of additional government restrictions, including expropriation of assets, confiscatory taxes or nationalization of some or all of the property held by issuers of the equity securities included in the Underlying Index. Adjustments and modifications to its economic policies may adversely impact the securities market in China, including the equity securities included in the Underlying Index.

In addition, the Chinese economy may be highly vulnerable to changes in local or global trade conditions, and may suffer from a rise in the Chinese government's debt burden. Local securities markets, such as the Shanghai Stock Exchange and Shenzhen Stock Exchange, are in the process of undergoing development. These markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially resulting in market distortions and volatility, which could adversely affected the level of the Underlying Index.

THE J.P. MORGAN CHINA A SHARE EQUITY FUTURES TRACKER (SERIES 1)

The J.P. Morgan China A Share Equity Futures Tracker (Series 1) (which we refer to as the "**Futures Tracker**") was developed and is maintained and calculated by J.P. Morgan Securities (Asia Pacific) Ltd. ("**JPMS Asia Pacific**"), the sponsor of the Futures Tracker (the "**Tracker Sponsor**"). The description of the Futures Tracker and methodology included in this underlying supplement is based on rules formulated by JPMS Asia Pacific (the "**Rules**"). The Rules, and not this description, will govern the calculation and constitution of the Futures Tracker and other decisions and actions related to their maintenance. The Rules in effect as of the date of this underlying supplement are included as part of the Rules attached as Annex A to this underlying supplement. The Futures Tracker is the intellectual property of JPMS Asia Pacific, and JPMS Asia Pacific reserves all rights with respect to its ownership of the Futures Tracker. The Futures Tracker was established on January 10, 2013. The Futures Tracker is reported by Bloomberg L.P. under the ticker symbol "FTJMACEE."

The Futures Tracker is a notional rules-based proprietary strategy that aims to replicate the returns of a long position in near month listed futures contracts (each, a "**Futures Contract**" and, collectively, the "**Futures Contracts**") on the FTSE China A50 Index (the "**Base Underlying**") traded on the Singapore Exchange, which we refer to as the "**Relevant Exchange**." For more information about Futures Contracts and the Base Underlying, please see "Background on Futures Contracts on the FTSE China A50 Index" and "Background on the FTSE China A50 Index," respectively, in this underlying supplement.

In general, the Futures Tracker notionally invests in the Futures Contract closest to expiration (the "**Near Futures Contract**") initially and maintains this notional exposure to Futures Contracts by closing out its position in the expiring Near Futures Contract and establishing a new position in the Futures Contract scheduled to expire immediately following the Near Futures Contract (the "**Far Futures Contract**") in a process referred to as "rolling." Rolling takes place over three days near the end of each month. Generally, at the end of each of those three days, approximately one-third of the Futures Tracker is synthetically rebalanced from the Near Futures Contract to the Far Futures Contract, and an adjustment factor equal to one-third of 0.10% of the rolled Near Futures Contracts is applied. Because the roll occurs at the end of each of three days, the impact of the roll is not reflected until the day after the relevant "roll" date. After the third day, the Far Futures Contract becomes the Near Futures Contract.

The Futures Tracker is a price return index. As such, it differs from other indices that are affected, positively or negatively, by roll yield or that reflect total returns. Roll yield refers to the impact on returns that would result if the Futures Contract were notionally settled for cash at expiration, and the Futures Tracker reinvested in (or "rolled into") the same number of new Futures Contracts, where the price of the new Futures Contract may be greater (generating negative roll yield) or less (generating positive roll yield) than the settlement price of the expiring contract. An index tracking the Futures Contracts that reflects "total returns" would reflect such roll yield in addition to interest that could be earned on funds notionally committed to the trading of the Futures Contracts. Unlike an index that reflects roll yields or total returns, the Futures Tracker is affected solely by day-to-day changes in the settlement price of the Futures Contract.

The Future Tracker is described as a "notional" or "synthetic" portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest. The Futures Tracker merely identifies Futures Contracts and a rules-based trading strategy, the performance of which is used as a reference point for the purposes of calculating the level of the Futures Tracker.

The Tracker Sponsor and the Tracker Calculation Agent

The Tracker Sponsor may designate any entity (including an unrelated third party) from time to time to act as calculation agent in connection with the Futures Tracker (the "**Tracker Calculation Agent**"). The Tracker Sponsor has initially designated itself as the Tracker Calculation Agent.

Each of the Tracker Sponsor and the Tracker Calculation Agent will act in good faith and in a commercially reasonable manner in respect of determinations, interpretations and calculations made by it pursuant to the Rules.

The Rules may be amended from time to time at the discretion of the Tracker Sponsor and will be re-published (in a manner determined by the Tracker Sponsor from time to time) no later than one calendar month following that amendment.

Although the Rules are intended to be comprehensive, ambiguities may arise. If ambiguities arise, the Tracker Calculation Agent (if necessary, in consultation with the Tracker Sponsor) will resolve those ambiguities in its discretion and, if necessary, the Tracker Sponsor will amend the Rules to reflect such resolution. That amendment will be re-published (in a manner determined by the Tracker Sponsor from time to time) no later than one calendar month following that amendment.

All determinations, interpretations and calculations of either the Tracker Sponsor or the Tracker Calculation Agent relating to or pursuant to the Rules will be final, conclusive and binding and no person will be entitled to make any claim against the Tracker Sponsor, the Tracker Calculation Agent or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (each, a "**Relevant Person**") in respect thereof. None of the Tracker Sponsor, the Tracker Calculation Agent or any Relevant Person will:

(a) be under any obligation to revise any determination, interpretation or calculation made or action taken for any reason in connection with the Futures Tracker or the Rules; or

(b) have any responsibility to any person for any determination, interpretation or calculation made or anything done (or omitted to be determined, interpreted, calculated or done) (whether as a result of negligence or otherwise) in respect of the Futures Tracker or in respect of the publication of any Tracker Level (or failure to publish such level) or any use to which any person may put the Futures Tracker or the Tracker Levels.

Calculation and Publication of the Futures Tracker Level

With respect to each Tracker Business Day that is an Actual Tracker Publication Date, the Tracker Calculation Agent will calculate the value of the Futures Tracker in U.S. dollars (which we refer to as the "**Tracker Level**") and will publish (in a manner determined by the Tracker Calculation Agent from time to time) the Tracker Level at or before approximately 1:00 p.m. Hong Kong time on the weekday immediately following that Tracker Business Day; *provided* that if the Actual Expiry Date of the Near Futures Contract is both a Postponed Re-weighting Date and a Tracker Disrupted Day (as defined below) with respect to the relevant Far Futures Contact, the Tracker Calculation Agent will postpone the calculation and publication of the Tracker Level for that Tracker Business Day and will publish the Tracker Level for that Tracker Business Day at or before approximately 1:00 p.m. Hong Kong time on the weekday following the first subsequent Tracker Business Day that is not a Tracker Disrupted Day for that Far Futures Contract.

The version of the Tracker Level that is published is generally a Tracker Level rounded to 2 decimal places. The Tracker Calculation Agent may calculate the Tracker Level without such rounding and may use Tracker Levels without such rounding in the calculation of subsequent Tracker Levels.

"**Tracker Business Day**" means each day (other than a Saturday or Sunday) as of which the level of the Base Underlying is scheduled to be published.

"**Actual Tracker Publication Date**" means each Tracker Business Day that is not a Disrupted Tracker Publication Date.

"**Disrupted Tracker Publication Date**" means each Tracker Business Day that (x) is a Tracker Disrupted Day in respect of any relevant Futures Contract that is a constituent of the Futures Tracker and (y) is not both (i) an Actual Expiry Date of the relevant Near Futures Contract that is a constituent of the Futures Tracker and (ii) a Postponed Re-weighting Date (as defined below).

Each "**Re-weighting Period**" comprises the three consecutive Tracker Business Days (each, a "**Re-weighting Date**") immediately preceding, but excluding, the Scheduled Expiry Date of the relevant Near Futures Contract.

In respect of a Futures Contract, the "**Scheduled Expiry Date**" means the scheduled expiry date of the relevant Futures Contract as published by the Relevant Exchange on or prior to the first date the Futures Tracker has exposure to such Futures Contract.

The Tracker Level was 100 on March 1, 2011 (the "**Tracker Base Date**"), and the Tracker Level on January 10, 2013 ("the "**Tracker Live Date**") was 84.13. Subject to the occurrence or existence of a Tracker Market Disruption Event, on each subsequent Tracker Business Day, the Tracker Level is calculated in accordance with the following formula:

$$\text{Tracker Level}_t = \text{Tracker Level}_{t\text{-}1} \times (1 + \text{Return}_t)$$

where:

Tracker Level$_t$	means the Tracker Level on Tracker Business Day$_t$; and
Tracker Level$_{t\text{-}1}$	means the Tracker Level for the Actual Tracker Publication Date immediately preceding Tracker Business Day$_t$; and
Return$_t$	means the return of the Futures Contract(s) included in the Futures Tracker as set forth below.

Calculation of Return for a Tracker Business Day that is neither a Re-weighting Date nor a Postponed Re-weighting Date

Subject to the occurrence or existence of a Tracker Market Disruption Event, in respect of each Tracker Business Day that is neither a Re-weighting Date nor a Postponed Re-weighting Date, Return$_t$ will be calculated in accordance with the following formula:

$$\text{Return}_t = \frac{\text{Near Future}_t}{\text{Near Future}_{t-1}} - 1$$

where:

"Near Future$_t$"	means, for purposes of the formula above, the Official Settlement Price of the Near Futures Contract for Tracker Business Day$_t$;
"Near Future$_{t-1}$"	means, for purposes of the formula above, the Official Settlement Price of the Near Futures Contract for the Actual Tracker Publication Date immediately preceding Tracker Business Day$_t$; and
"Near Futures Contract"	means, for purposes of the formula above, in respect of a Tracker Business Day$_t$, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following Tracker Business Day$_t$.

"Official Settlement Price" means the official settlement price (however described under the rules of the Relevant Exchange) of any relevant Futures Contract published by the Relevant Exchange or its clearing house.

Calculation of Return for a Re-weighting Date

Subject to the occurrence or existence of a Tracker Market Disruption Event, as of each Re-weighting Date, one-third of the exposure of the Futures Tracker will be synthetically rebalanced, or rolled, from the Near Futures Contract to the Far Futures Contract, which results in the weight associated with the Near Futures Contract decreasing by 1/3 between each Re-weighting Date and the next Tracker Business Day and the weight associated with the Far Futures Contract increasing by 1/3 during the same period.

Subject to the occurrence or existence of a Tracker Market Disruption Event, in respect of each Tracker Business Day$_t$ that is a Re-weighting Date, Return$_t$ will be calculated in accordance with the following formula:

$$\text{Return}_t = \text{Weight}_N \times \left(\frac{\text{Near Future}_t}{\text{Near Future}_{t-1}} - 1 \right) + \text{Weight}_F \times \left(\frac{\text{Far Future}_t}{\text{Far Future}_{t-1}} - 1 \right) - \text{RAF} \times \text{RP}$$

where

"RAF"	is the Roll Adjustment Factor for the Futures Tracker, which is 0.10%. The Roll Adjustment Factor is intended to approximate the cost of rolling the Near Futures Contract to the Far Futures Contract. Assuming the RP is 1/3, this results in an effective reduction of approximately 0.033% on each Re-balancing Date;
"RP"	is the proportion of exposure of the Futures Tracker that is to be synthetically rebalanced, or rolled, from the Near Futures Contract in respect of the relevant Re-weighting Date;
"Near Future$_t$"	means, for purposes of the formula above, the Official Settlement Price of the Near Futures Contract for Tracker Business Day$_t$;
"Near Future$_{t-1}$"	means, for purposes of the formula above, the Official Settlement Price of the Near Futures Contract for the Actual Tracker Publication Date immediately preceding Tracker Business Day$_t$;

"Far Future$_t$"	means the Official Settlement Price of the Far Futures Contract for Tracker Business Day$_t$;
"Far Future$_{t-1}$"	means the Official Settlement Price of the Far Futures Contract for the Actual Tracker Publication Date immediately preceding Tracker Business Day$_t$;
"Near Futures Contract"	means, for purposes of the formula above, in respect of Tracker Business Day$_t$, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur on or following Tracker Business Day$_t$;
"Far Futures Contract"	means, for purposes of the formula above, in respect of each Tracker Business Day$_t$ of the relevant Re-weighting Period, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following the Scheduled Expiry Date of the Near Futures Contract;
Weight$_F$	means, in respect of each Tracker Business Day$_t$, the proportion of exposure of the Futures Tracker that has been synthetically rebalanced, or rolled, in respect of the Actual Tracker Publication Date immediately preceding that Tracker Business Day$_t$; and
Weight$_N$	means 1 – Weight$_F$.

Because one-third of the exposure of the Futures Tracker will be synthetically rebalanced, or rolled, from the Near Futures Contract to the Far Futures Contract only at the end of each Re-weighting Date, the impact of the roll is not reflected until the day after the relevant "roll" date. Accordingly, Weight$_N$ and Weight$_F$ on each Re-weighting Date are as set forth below:

Re-weighting Date	Weight$_N$	Weight$_F$
First Re-weighting Date	1	0
Second Re-weighting Date	2/3	1/3
Third Re-weighting Date	1/3	2/3

If the actual expiry date for the Near Futures Contract (such date, the "Actual Expiry Date" for that Futures Contract) occurs prior to the Scheduled Expiry Date of that Futures Contract, then (i) that Actual Expiry Date will be treated as the last Re-weighting Date for the relevant Re-weighting Period and Return$_t$ will be determined based on the formula for a Tracker Business Day that is a Re-weighting Date with any portion of the exposure of the Futures Tracker to the that Near Futures Contract that has not yet been synthetically rebalanced, or rolled, from the relevant Near Futures Contract to the relevant Far Futures Contract being rolled as of that Actual Expiry Date and (ii) in respect of the Tracker Business Days for the period after the Actual Expiry Date of the Near Futures Contract but prior to the Tracker Business Day immediately preceding the original Scheduled Expiry Date associated with that Near Futures Contract, Return$_t$ will be calculated in accordance with the formula for a Tracker Business Day that is neither a Re-weighting Date nor a Postponed Re-weighting Date but with the reference to "the first Scheduled Expiry Date scheduled to occur following Tracker Business Day$_t$" in the definition of "Near Futures Contract" being replaced by "the second Scheduled Expiry Date scheduled to occur following Tracker Business Day$_t$".

Market Disruptions to the Tracker Level

"**Tracker Disrupted Day**" means, in respect of a Futures Contract, a Tracker Business Day on which a Tracker Market Disruption Event that the Tracker Calculation Agent determines is material occurs or exists.

The Tracker Calculation Agent will calculate and publish the Tracker Level on each Tracker Business Day so long as no Tracker Market Disruption Event has occurred or is continuing on that day. A "**Tracker Market Disruption Event**" means, in respect of a Futures Contract and a Tracker Business Day, a failure by the Relevant Exchange to calculate and publish the Official Settlement Price for that Futures Contract on that Tracker Business Day, or any event that, in the determination of the Tracker Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for that Futures Contract. These events may include, but may not be limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure.

"**Trading Disruption**" means any suspension of or limitation imposed on trading by the Relevant Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange or otherwise in futures contracts (including, without limitation, the Futures Contracts) relating to the Base Underlying on any Relevant Exchange.

"**Exchange Disruption**" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Tracker Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures contracts (including, without limitation, the Futures Contracts) relating to the Base Underlying on any Relevant Exchange.

"**Early Closure**" means the closure on any Tracker Business Day of the Relevant Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on such Tracker Business Day.

On a Re-weighting Date

If any Re-weighting Date of a Re-weighting Period is a Tracker Disrupted Day in respect of any Near Futures Contract or Far Futures Contract, then the portion of the exposure of the Futures Tracker that was scheduled to be synthetically rebalanced, or rolled, in respect of that Tracker Business Day will not be rolled on that Tracker Disrupted Day but rather that roll will be postponed until the next following Tracker Business Day that is not a Tracker Disrupted Day for both the Near Futures Contract and the Far Futures Contract, irrespective of whether that day is already a day on which a portion of the exposure of the Futures Tracker was scheduled to be rolled, *provided* that if the Actual Expiry Date of the Near Futures Contract is a Tracker Disrupted Day, then any portion of the roll that was postponed and has not yet occurred will occur on that Actual Expiry Date notwithstanding the fact that it is a Tracker Disrupted Day as further described below.

$Return_t$ for any Re-weighting Date will be determined based on the formula for a Tracker Business Day that is a Re-weighting Date.

For example, if the first and third Re-weighting Dates are not Tracker Disrupted Days but the second Re-weighting Date of a Re-weighting Period is a Tracker Disrupted Day, then the weight and "RP" for each Re-weighting Date of the Re-weighting Period would be as shown in the table immediately below:

Re-weighting Date	Weight$_N$	Weight$_F$	RP
First Re-weighting Date	1	0	1/3
Second Re-weighting Date	N/A	N/A	N/A
Third Re-weighting Date	2/3	1/3	2/3

In this example, one-third of the exposure of the Futures Tracker will be synthetically rebalanced, or rolled, from the Near Futures Contract to the Far Futures Contract at the end of the first Re-weighting Date, and two-thirds of the exposure of the Futures Tracker will be synthetically rebalanced, or rolled, from the Near Futures Contract to the Far Futures Contract at the end of the third Re-weighting Date. After the third Re-weighting Date, the Futures Tracker will have exposure only to the Far Futures Contract, which will become the Near Futures Contract after all of the prior Near Futures Contract has been rolled to that Far Futures Contract.

The Tracker Calculation Agent will not calculate the Tracker Level for any Re-weighting Date that is a Tracker Disrupted Day.

If the last Re-weighting Date is a Tracker Disrupted Day in respect of any Near Futures Contract or Far Futures Contract, then any portion of the roll in respect of any Re-weighting Date for the relevant Re-weighting Period that has not yet occurred, will not be rolled on that Tracker Disrupted Day but rather that roll will be postponed until the earlier of:

(i) the next following Tracker Business Day that is not a Tracker Disrupted Day for both the Near Futures Contract and the Far Futures Contract; and

(ii) the Actual Expiry Date of the Near Futures Contract (such postponed re-weighting date identified as the earlier of the dates specified in clause (i) or clause (ii) hereof, the "**Postponed Re-weighting Date**").

For a roll that is to occur on a Postponed Re-weighting Date, the Tracker Level will be calculated based on "— Calculation and Publication of the Futures Tracker Level" above but with the reference to "the first Scheduled Expiry Date scheduled to occur on or following Tracker Business Day$_t$" in the definition of "Near Futures Contract" in "— Calculation and Publication of the Futures Tracker Level — Calculation of Return for a Re-weighting Date" being replaced by "the first Actual Expiry Date that occurs on or following Tracker Business Day$_t$" the reference to "in respect of each Tracker Business Day$_t$ of the relevant Re-weighting Period, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following the Scheduled Expiry Date of the Near Futures Contract" in the definition of "Far Futures Contract" being replaced by "in respect of such Postponed Re-weighting Date, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following the Actual Expiry Date of the Near Futures Contract" and the reference to "relevant Re-weighting Date" in the definition of "RP" being replaced by "Postponed Re-weighting Date".

If the Postponed Re-weighting Date is the Actual Expiry Date for the Near Futures Contract and is a Tracker Disrupted Day for the Far Futures Contract, the Official Settlement Price of the Far Futures Contract for the first Tracker Business Day following that Postponed Re-weighting Date that is not a Tracker Disrupted Day in respect of that Far Futures Contract will be used as the Official Settlement Price of that Far Futures Contract for that Postponed Re-weighting Date. If the Postponed Re-weighting Date is the Actual Expiry Date for the Near Futures Contract and is a Tracker Disrupted Day for the Far Futures Contract, on the first Tracker Business Day following that Postponed Re-weighting Date, Return$_t$ will be 0.

If the Actual Expiry Date of the Near Futures Contract is both a Postponed Re-weighting Date and a Tracker Disrupted Day with respect to the relevant Far Futures Contact, the Tracker Calculation Agent will postpone the calculation and publication of the Tracker Level for that Tracker Business Day and will publish the Tracker Level for that Tracker Business Day at or before approximately 1:00 p.m. Hong Kong time on the weekday following the first subsequent Tracker Business Day that is not a Tracker Disrupted Day for that Far Futures Contract.

On a Tracker Business Day

If any Tracker Business Day that is neither a Re-weighting Date nor a Postponed Re-weighting Date is a Tracker Disrupted Day for any relevant Futures Contract, the Tracker Calculation Agent will not calculate the Tracker Level for that Tracker Business Day and will suspend publication of the Tracker Level until the first succeeding Actual Tracker Publication Date.

Extraordinary Events

Certain events, which we refer to as **"Extraordinary Events,"** will cause the Tracker Calculation Agent to replace or remove any Futures Contract to which the Futures Tracker has exposure, or make an adjustment to the Rules, as it determines in good faith, is appropriate.

If, at any time, the licence granted (if required) to the Tracker Sponsor or the Tracker Calculation Agent (or any of their affiliates) to use or reference the relevant Futures Contract or constituent of the Futures Tracker in connection with the Futures Tracker (such Futures Contract or such constituent, for purposes of this paragraph, the **"Affected Constituent"**) terminates, or the rights of the Tracker Sponsor or the Tracker Calculation Agent (or any of their affiliates) to use or reference the Affected Constituent for the purposes of the Futures Tracker are disputed, impaired or cease (for any reason), then the Tracker Calculation Agent may, if it determines that such event is material: (i) exclude the Affected Constituent from the Futures Tracker and select (A) a replacement futures contract having the same or substantially similar characteristics as the Affected Constituent and (B) the date that replacement is effective or (ii) cease publication of the Futures Tracker as of a date determined by the Tracker Calculation Agent.

If the Tracker Calculation Agent determines that a Futures Contract or constituent of the Futures Tracker (such Futures Contract or such constituent, for purposes of this paragraph, the **"Affected Constituent"**) is subject to a Change in Law, the Tracker Calculation Agent may, if it determines that such Change in Law is material: (i) exclude the Affected Constituent from the Futures Tracker and select (A) a replacement futures contract having the same or substantially similar characteristics as the Affected Constituent and (B) the date that replacement is effective or (ii) cease publication of the Futures Tracker as of a date determined by the Tracker Calculation Agent.

"Change in Law" means due to the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law), or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, regulation or rule (including, without limitation, any action taken by any taxing authority, exchange or trading facility), the Tracker Calculation Agent determines in good faith that (x) it is contrary to such law, regulation or rule for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Futures Contract, any transaction referencing any Futures Contract or any underlying or component of an underlying of any Futures Contract or (y) holding a position in any Futures Contract, any transaction referencing any Futures Contract or any underlying or component of an underlying of any Futures Contract is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, regulation or rule in relation to such Futures Contract, transaction referencing such Futures Contract or any underlying or component of an underlying of such Futures Contract traded on any exchange(s) or other trading facility (including, without limitation, any Relevant Exchange).

If, in respect of a Futures Tracker, any Futures Contract is (I) not calculated and quoted by the Relevant Exchange but is calculated and quoted by a successor exchange acceptable to the Tracker Calculation Agent; or (II) replaced by a successor futures contract using, in the determination of the Tracker Calculation Agent, the same or a substantially similar formula and method of calculation as used in the calculation of the Futures Contract (such Futures Contract identified in clause (I) and clause (II) of this paragraph, for purposes of this paragraph, the "**Affected Constituent**"), then (i) the Futures Contract as calculated and quoted by that successor exchange in the case of clause (I) hereof or that successor futures contract in the case of clause (II) hereof will be deemed to be the Futures Contract in place of the Affected Constituent with effect from a date determined by the Tracker Calculation Agent and (ii) the Tracker Calculation Agent may make such adjustments to the Tracker Rules for the relevant Futures Tracker as it determines are appropriate to account for that change.

If any Relevant Exchange (I) announces that it will make a material change in the formula for or the method of calculating any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in that formula or method to maintain such contract in the event of routine changes in the underlying of such Futures Contract or components of the underlying of that Futures Contract or other routine events); (II) permanently cancels any Futures Contract and no successor futures contract exists; or (III) announces that it is unable or unwilling to publish levels of the Futures Contract (such Futures Contract identified in clause (I), clause (II) or clause (III) of this paragraph, for purposes of this paragraph, the "**Affected Constituent**"), then the Tracker Calculation Agent may: (i) exclude the Affected Constituent from the Futures Tracker and select (A) a replacement futures contract having the same or substantially similar characteristics as the Affected Constituent and (B) the date such replacement is effective or (ii) cease publication of the Futures Tracker as of a date determined by the Tracker Calculation Agent.

If the Tracker Calculation Agent determines that the Relevant Exchange or some other relevant entity is adjusting, amending, or supplementing or proposes to adjust, amend or supplement the settlement specifications for a Futures Contract of the Futures Tracker (including, without limitation, adjusting the expiry date or last trading day of current or prospective Futures Contracts) and that event has or will have an effect on the methodology of the Futures Tracker, then the Tracker Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for that event.

Corrections

If, in respect of the Futures Tracker:

(a) the level or price of a Futures Contract or any other variable, input or other parameter that is used to determine or calculate the Tracker Level for any Tracker Business Day is subsequently corrected; or

(b) the Tracker Calculation Agent identifies an error or omission in any of its determinations or calculations with respect to the Tracker Level for any Tracker Business Day,

then the Tracker Calculation Agent may, if practicable and if it considers that correction material, adjust or correct the Tracker Level for any relevant Tracker Business Day. The Tracker Calculation Agent will publish (in such manner determined by the Tracker Calculation Agent) corrected Tracker Level(s) as soon as reasonably practicable.

BACKGROUND ON FUTURES CONTRACTS ON THE FTSE CHINA A50 INDEX

Futures contracts on the FTSE China A50 Index (the "Futures Contracts") are currently traded on the Singapore Exchange Ltd. ("SGX"). The Futures Contracts have expirations for the two nearest months and for March, June, September and December on a one-year cycle.

The Futures Contracts are denominated in U.S. dollars and the settlement price at which they are settled on their expiry date is based solely on the closing level of the FTSE China A50 Index and does not reference the U.S. dollar / Chinese renminbi exchange rate. As a result, fluctuations in the foreign exchange rate of the U.S. dollar / Chinese renminbi do not directly affect the price of the Futures Contracts.

The Futures Contracts are reported by Bloomberg L.P. under the ticker symbol "XU."

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this underlying supplement, all of the Futures Contracts are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of an underlying asset or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the underlying asset or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house.

Unlike equity securities, futures contracts, by their terms, have stated expirations at a specified point in time prior to expiration. At a specific point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular asset or financial instrument with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as "rolling." For example, a market participant with a long position in a futures contract expiring in November who wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell the November contract, which serves to close out the existing long position, and buy a futures contract expiring in December. This will "roll" the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

BACKGROUND ON THE FTSE CHINA A50 INDEX

We have obtained all information contained in this underlying supplement regarding the FTSE China A50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent investigation. This information reflects the policies of, and is subject to change by, FTSE International Limited ("**FTSE**"). FTSE has no obligation to continue to publish, and may discontinue publication of, the FTSE China A50 Index.

The FTSE China A50 Index is a stock index calculated, published and disseminated by FTSE, and is designed to represent the performance of the mainland Chinese market that is available to A share investors and international investors via the Qualified Foreign Institutional Investor ("**QFII**") scheme. The FTSE China A50 Index is published on an intra-second streaming basis. The FTSE China A50 Index is quoted in Renminbi ("**CNY**") and currently is based on the 50 largest A share companies by full market capitalization. "**A shares**" are securities of companies incorporated in mainland China that trade on either the Shanghai Stock Exchange ("**SSE**") or the Shenzhen Stock Exchange ("**SZSE**"). "A shares are quoted and traded in CNY and are available only to Chinese or international investors under the Qualified Foreign Institutional Investor (QFII) Regulations.

The FTSE China A50 Index is reported by Bloomberg L.P. under the ticker symbol "**XIN9I**."

Management Responsibilities

The FTSE China A50 Index, like other indices of FTSE, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules (the "**Ground Rules**"), and that the rules remain relevant to the FTSE China A50 Index.

FTSE Policy Group.   The FTSE Policy Group, whose membership is representative of users of FTSE Indices, is established by FTSE as an independent committee. The FTSE Policy Group is responsible for determining major policy issues and monitoring the activities of the FTSE Asia Pacific Regional Committee.

FTSE Asia Pacific Regional Committee. The FTSE Policy Group has established the FTSE Asia Pacific Regional Committee. The purpose of the FTSE Asia Pacific Regional Committee is to undertake the reviews of the FTSE China A Index Series (which includes the FTSE China A50 Index) and to ensure that constituent changes and index calculations are made in accordance with the Ground Rules.

FTSE. FTSE is responsible for the daily operation of the FTSE China A Index Series. FTSE maintains records of the market capitalization of all constituents, and makes changes to the constituents and their weightings in accordance with the Ground Rules. FTSE also carries out the periodic reviews of the FTSE China A Index Series and implements the resulting constituent changes as required by the Ground Rules.

Eligible Securities

All China A share classes of equity in issue are eligible for inclusion in the FTSE China A50 Index.

Free Float

The entire quoted equity capital of a constituent company is included in the calculation of its market capitalization, subject to certain free float restrictions. In order to calculate the free float of a company, its total A shares will need to be derived. This is calculated by taking the entire quoted equity capital of a company and excluding its B and H shares, or by using the following formula:

$$\text{Total A Shares} = \text{Tradable A Shares} + \begin{array}{c} \text{Non-Tradable A Shares} \\ + \\ \text{Non-negotiable Shares} \end{array}$$

Tradable shares are defined as shares that are currently listed and available for public trading. Non-tradable shares will be subject to lock-in clauses and not available for public trading until the lock-in clause expires and the shares are subsequently freely tradable on the exchange. Non-negotiable shares are unlisted A shares that were not listed as part of the A share reform; they will be restricted as part of the free float calculation.

In order to calculate the free float of a company, FTSE will screen all publically available shareholder information, regardless of the size of holding, and identify them as either restricted or unrestricted holdings.

Under the free float methodology, FTSE excludes from free floating shares:

- Shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments).
- Shares held by Sovereign Wealth Funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%.
- Shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated.
- Shares held within employee share plans.
- Shares held by public companies or by non-listed subsidiaries of public companies.
- Shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%.
- All shares where the holder is subject to a lock-in clause (for the duration of that clause).
- Shares held for publicly announced strategic reasons, including shares held by several holders acting in concert.
- Shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.
- Shares that are non-negotiable or non-tradable held by companies who have not converted following the A share reform.

For clarity, holdings not considered as restricted free float include:

- Portfolio holdings (such as pension and insurance funds)*
- Nominee holdings (unless they represent restricted free float as described above)
- Holdings by investment companies*
- ETFs

*Where any single portfolio holding is 30% or greater, it will be regarded as strategic and therefore restricted. The shares will remain restricted until the holding falls below 27%.

Liquidity

Securities must be sufficiently liquid to be traded. The following criteria are used to ensure that illiquid securities are excluded:

Price. The FTSE Asia Pacific Committee must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. The FTSE Asia Pacific Committee may exclude a security from the FTSE China A50 Index if it considers that an "accurate and reliable" price is not available. The FTSE China A50 Index uses the official close prices from the relevant stock exchanges, when available.

Size. All eligible companies will be included in the FTSE China A50 Index. The FTSE Asia Pacific Committee will determine which companies are included on an annual basis at its meeting held in March. The largest eligible companies ranked by full market capitalization, *i.e.*, before the application of any investability weightings, comprising 98% of all companies will be eligible for inclusion in the FTSE China A50 Index.

Liquidity. Each security in the FTSE China A50 Index is tested for liquidity on an annual basis in March by calculation of its median daily trading per month. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trade.

- A non-constituent which does not turnover at least 0.05% of their shares in issue (after the application of any free float weightings) based on their median daily trade per month in ten of the twelve months prior to a full market review by FTSE, will not be eligible for inclusion in the FTSE China A All-Share Index.
- An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed from the FTSE China A50 Index.
- New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in each month since their listing. This rule will not apply to new issues added under the Fast Entry Rule, as mandated by the FTSE Asia Pacific Regional Committee.
- In assessing liquidity, data will be obtained from the SSE and the SZSE.

Adjustments. At the sole discretion of the FTSE Asia Pacific Regional Committee, the above percentage figures may be adjusted by up to 0.01% at the March review so that, in the FTSE Asia Pacific Regional Committee's opinion, the FTSE China A50 Index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

Annual Review. At the annual review, newly listed companies added to the FTSE China A50 Index at a quarterly review will have their liquidity assessed on a pro-rata basis.

New Issues. New issues, which do not qualify as early entrants as defined by FTSE, will become eligible for inclusion at the next quarterly review of the constituents, providing they have, since the commencement of official non-conditional trading, a minimum trading record of at least 3 trading months prior to the date of the review and turnover, as defined by the FTSE Asia Pacific Regional Committee. The inclusion of early entries will not require a minimum trading record.

Computation of the Index

The FTSE China A50 Index is calculated using the free float index calculation methodology of FTSE. The index is calculated using the following algorithm:

$$\sum_{i=1}^{N} \frac{(p_1 \times e_1 \times s_1 \times f_1)}{d}$$

where i is 1,2, …, N, N is the number of securities in the index, p_1 is the latest trade price of the component security, e_1 is the exchange rate required to convert the security's currency into the index's base currency, s_1 is the number of shares of the security in issue used by FTSE for the security, f_1 is the Investability Weighting Factor to be applied to a security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents 100% free float, adjusted in accordance with the policies of FTSE, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The FTSE China A50 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations.

Bands for Initial Weightings

Free float restrictions are calculated using available published information. The initial weighting of a FTSE China A50 Index constituent stock is applied in bands, as follows:

Free Float Thresholds	Initial Weighting
Free float less than or equal to 15%.................................	See "Treatment of Companies with a Free Float of 15% or Less" below.
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

Companies that have a free float of 15% or less are treated as follows:

Treatment of Companies with a Free Float of 15% or Less

Company	Free Float Thresholds	Market Size Requirement
New index entrant	Free float greater than 3% but equal or less 15%...	Eligible for inclusion in the FTSE China A50 Index if its full market capitalization is greater than CNY 17 billion.
Existing index constituent	Free float greater than 3% but equal or less 15%...	Eligible for inclusion in the FTSE China A50 Index if its full market capitalization is greater than CNY 10 billion.
Existing index constituent	Free float less than or equal to 3% are excluded	N/A

As the holdings of each shareholder can impact the banded free float, care is taken to ensure all the public available holdings are screened and then categorized as either restricted or unrestricted free float. The investability factor of these constituents is set to their actual free float, rounded up to the next highest whole percentage number. Companies will also have to pass other eligibility criteria, as stipulated by FTSE.

Where a company's shares are issued partly, or nil, paid and the call dates are already determined and known, the market price will, for the purposes of calculating its market capitalization, be adjusted so as to include all such calls (*i.e.*, the fully paid price). Convertible preference shares and loan stocks are excluded until converted. Companies whose business is that of holding equity and other investments (*i.e.*, investment trusts), which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments (8985) and Non-equity investment instruments, which are assumed by the industry Classification Benchmark as Subsector non-equity investment instruments (8995) will not be eligible for inclusion. Securities designated "Special Treatment" by FTSE are eligible for inclusion in the FTSE China A50 Index. "Special Treatment" stock is designated to a listed company on the SSE or the SZSE when it demonstrates an abnormal financial situation, measured by a daily share price limit of 5% above or below its starting price; an audited interim report; and a special reminder on the display of the stock.

Periodic Review of Constituents

Review Dates. The quarterly review of the FTSE China A50 Index takes place in March, June, September and December. The constituents will be reviewed at the FTSE Asia Pacific Regional Committee meeting using data from the close of business on the next working day following the third Friday in February, May, August and November. Any constituent changes will be implemented on the next trading day following the third Friday of the same month. Changes to the FTSE China A50 Index resulting from index reviews are published as soon as practical following the conclusion of each respective FTSE Asia Pacific Regional Committee meeting.

Rules for Addition and Deletion at the Quarterly and Annual Review. The rules for inserting and deleting companies at the quarterly and annual reviews are designed to provide stability in the selection of constituents of the FTSE China A50 Index while ensuring that the FTSE China A50 Index continues to be representative of the relevant market by including or excluding those companies which have risen or fallen significantly. In determining the full market capitalization of a company, all share classes are included, while only A shares are included in the index weighting.

A security will be inserted at the periodic review if it rises to or above the 40th position for the FTSE China A50 Index when the eligible securities for the FTSE China A50 Index are ranked by market capitalization. A security will be deleted at the periodic review if it falls to or below the 61st position for the FTSE China A50 Index when the eligible securities for the FTSE China A50 Index are ranked by market capitalization.

A constant number of constituents will be maintained for the FTSE China A50 Index. Where a greater number of companies qualify to be inserted in the FTSE China A50 Index than those qualifying to be deleted, the lowest ranking constituents presently included in the FTSE China A50 Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the FTSE China A50 Index will be inserted to match the number of companies being deleted at the periodic review.

Reserve Lists. FTSE is responsible for publishing the five highest ranking securities that are not constituents of the FTSE China A50 Index at the time of each quarterly review. This Reserve List will be used in the event that one or more constituents is deleted from the FTSE China A50 Index during the period up to the next quarterly review.

In the event that only 2 Reserve List stocks remain available for the FTSE China A50 Index, FTSE will publish an additional 3 Reserve List stocks for the FTSE China A50 Index. The companies will be selected using the rankings determined at the previous quarterly review, but will be re-ranked using prices two days prior to the deletion of a constituent.

Changes to Constituent Companies

Removal and Replacement. If a constituent ceases to be an eligible constituent of the FTSE China A50 Index, is delisted, or ceases to have a firm quotation, or is subject to a takeover or has, in the opinion of the Chairman and Deputy Chairman of the FTSE Asia Pacific Regional Committee (or their nominated deputies), ceased to be a viable constituent as defined by the Ground Rules, it will be removed from the list of constituents and be replaced by the highest ranking company by full market capitalization eligible in the appropriate Reserve List as at the close of the index calculation two days prior to the deletion. Where the company to be removed is a constituent of the FTSE China A50 Index, the replacement company will be the highest ranking company on the FTSE China A50 Index Reserve List.

The removal and replacement are effected simultaneously, before the start of the index calculation on the day following the day on which the event justifying removal was announced. Announcements made after the close of the index calculation are normally deemed to be made on the following business day. A company deleted following a takeover, with a remaining free float of 15% or less, will not be re-considered for inclusion in the FTSE China A50 Index at the next review until at least 6 months has passed between deletion and the review date provided.

Mergers, Restructuring and Complex Takeovers. If the effect of a merger or takeover is that one constituent in the FTSE China A50 Index is absorbed by another constituent, the resulting company will remain a constituent of the FTSE China A50 Index, and a vacancy will be created. This vacancy will be filled by selecting the highest ranking security in the Reserve List as at the close of the index calculation two days prior to the deletion.

If a constituent company in the FTSE China A50 Index is taken over by a non-constituent company, the original constituent will be removed and replaced by the highest ranking non-constituent on the Reserve List. Any eligible company resulting from the takeover will be eligible to become the replacement company if it is ranked higher than any company on the Reserve List.

If a constituent company is split so as to form two or more companies, then the resulting companies will be eligible for inclusion as index constituents in the FTSE China A50 Index based on their respective full market capitalizations (*i.e.*, before the application of any investability weightings) and if they qualify in all other respects. Index constituent changes resulting from the split will be determined based on market values at close on day one of trading and applied using market values at close on day two of trading, following the split becoming effective. Consequently, the FTSE China A50 Index may have more than 50 companies for 2 days.

New Issues. If, in the view of the FTSE Asia Pacific Regional Committee, a new issue is so large (*i.e.*, its full market capitalization amounts to 0.5% or more of the full capitalization of the FTSE China A All-Share Index, before the application of individual constituent investability weightings) that the effectiveness of the FTSE China A50 Index as a market indicator would be significantly and adversely affected by its omission, the FTSE Asia Pacific Regional Committee will normally decide to include the new issue as a constituent of the FTSE China A50 Index after the close of business on the fifth day of official trading. In all cases, advance notification confirming the timing of the inclusion of the new constituent will be given accordingly. The security which is the lowest ranking constituent of the FTSE China A50 Index will be selected for removal.

New issues of companies which do not qualify for early entry as described immediately above, but which otherwise meet the criteria for eligible securities, will be eligible for inclusion in the next quarterly review if large enough to become constituents of the FTSE China A50 Index. A company which is relisted following suspension or is reorganized or renamed or which arises from a demerger or complex reorganization of another company which is not an existing constituent, will not be considered to be a new issue. However, an initial public offering (IPO) which arises from a demerger will be considered as a new issue.

If the FTSE Asia Pacific Regional Committee decides to include a new issue as a constituent security other than as part of the normal periodic review procedure, this decision must be publicly announced at the earliest practicable time.

Suspension of Dealing. If a constituent is suspended, it may remain in the FTSE China A50 Index at its suspension price for up to 20 business days. During this time, FTSE may delete the constituent immediately at zero value in cases where it is expected that the constituent will not recommence trading. Where a suspension of a constituent lasts beyond noon on the twentieth business day (and the option to remove the constituent has not been exercised), the constituent will normally be deleted from the FTSE China A50 Index on the twenty-first trading day at zero value. Where suspension is for a reason not to the detriment of the constituent and its suspension is expected to be short-term, it may be retained at its suspension price. Where the company to be removed is a constituent of the FTSE China A50 Index, the replacement company will be the highest ranking company on the Reserve List.

Relisting of Suspended Constituents. Securities which were removed from the FTSE China A50 Index, which on relisting after a period of suspension of less than 3 months are larger than the smallest constituent of the FTSE China A50 Index, will be re-instated in the FTSE China A50 Index at the price at which they were removed and the lowest ranking constituent by full market capitalization of the FTSE China A50 Index will be selected for removal. The addition and deletion of stocks occur simultaneously, such that there are always 50 constituent companies as appropriate.

Securities which on relisting after a period of suspension of less than 3 months are smaller than the smallest constituent of the FTSE China A50 Index will then be re-instated in the FTSE China A50 Index at the price at which they were removed after the close of the index calculation on the trading day prior to relisting. After the close of the index calculation on the first day of trading following relisting, the security will be deleted from the FTSE China A50 Index.

Changes to Constituent Weightings

For the purposes of computing the FTSE China A50 Index and to prevent a large number of insignificant weighting changes, the number of shares in issue for each constituent security is amended only when the total shares in issue held within the FTSE China A50 Index changes by greater than 1% on a cumulative basis.

If a corporate action is applied to a constituent of the FTSE China A50 Index which involves a change in the number of shares in issue, the change in shares will be applied simultaneously with the corporate action. Changes of shares in issue not arising from corporate actions, amounting to less than 10% of the number of shares in issue but more than 1% will be made quarterly after the close of trading on the third Friday of March, June, September and December.

If the cumulative unapplied changes in the number of shares in issue is 10% or greater of the total shares in issue of the FTSE China A50 Index or it represents at least USD 2 billion of a company's total market capitalization, the change is implemented between quarters. A minimum of 4 days' notice will be given to users of the FTSE China A50 Index. WM/Reuters Spot Rates are used to convert the market capitalization into USD. The USD 2 billion threshold may be adjusted annually in December by the FTSE Policy Group. All adjustments are made before the start of the index calculations on the day concerned, unless market conditions prevent this.

Changes in Free Float. The FTSE China A50 Index will be periodically reviewed for changes in free float. These reviews will coincide with the quarterly reviews of the FTSE China A50 Index. Implementation of any changes will happen at close of trading on the third Friday in March, June, September and December.

A constituent's free float will also be reviewed and adjusted if necessary:

- By identifying information which necessitates a change in free float weighting;
- Following a corporate event; or
- Expiry of a lock-in clause.

If a corporate event includes a corporate action which affects the FTSE China A50 Index, any change in free float will be implemented at the same time as the corporate action.

Free Float Percentage Point Thresholds. Following the application of an initial free float restriction, a constituent's free float will only be changed if its actual free float moves to more than 5% above the minimum or 5% below the maximum of an adjacent new band. This 5% threshold does not apply if the change is greater than one band, *i.e.*, a movement of 10% for the bands between 20% and 50% and 25% for the bands between 50% and 100% will not be subject to the 5% threshold. Companies with a free float of 15% or less will not be subject to the 5% threshold.

ANNEX A

J.P. Morgan China A Share Equity Futures Tracker Series
Tracker Rules

J.P.Morgan

10 January 2013

J.P. Morgan China A Share Equity Futures Tracker Series – Tracker Rules

This document comprises the rules of the J.P. Morgan China A Share Equity Futures Tracker Series. The J.P. Morgan China A Share Equity Futures Tracker Series is a family of notional rules-based proprietary strategies that aim to replicate the returns of a long position in a specified succession of specified near month listed futures contracts (each such strategy, a "**Futures Tracker**").

The rules of each Futures Tracker (the "**Tracker Rules**") are set out into the following sections of this document:

(a)   **Notices, Disclaimers and Conflicts Disclosure** – contains important notices, disclaimers and disclosure of conflicts of interest relating to the Futures Tracker;

(b)   **Part A: General Rules** – contains general rules relating to the operation of the Futures Tracker such as (without limitation) rules relating to: (i) amending the Tracker Rules; (ii) the Tracker Calculation Agent; (iii) corrections to the level of the Futures Tracker; and (iv) adjusting or terminating the Futures Tracker due to certain extraordinary events affecting a constituent of the Futures Tracker;

(c)   **Part B: Tracker Algorithm** – contains the algorithm used by the Tracker Calculation Agent to determine the Tracker Levels and other related rules such as (without limitation) rules dealing with market disruption events affecting a constituent of the Futures Tracker;

(d)   **Part C: Tracker Details** – contains specific information about each Futures Tracker such as (without limitation):

   (i)   The name of the Futures Tracker and its Bloomberg Ticker;

   (ii)   the Futures Tracker Currency;

   (iii)   the Tracker Business Days;

   (iv)   the Tracker Live Date;

   (v)   the Tracker Start Level;

   (vi)   the Tracker Base Date;

   (vii)   the Tracker Base Level;

   (viii)   the Base Underlying;

   (ix)   the Scheduled Expiry Date for each Futures Contract that may be comprised in the Futures Tracker from time to time;

   (x)   the Re-weighting Dates and the Re-weighting Periods;

   (xi)   the Official Settlement Price for each Futures Contract that may be comprised in the Futures Tracker from time to time;

   (xii)   the Roll Adjustment Factor;

   (xiii)   the Relevant Exchange; and

   (xiv)   the Futures Contracts that may be comprised in the Futures Tracker from time to time.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE NOTICES, DISCLAIMERS AND CONFLICTS DISCLOSURE ON PAGE 3 AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH NOTICES, DISCLAIMERS AND CONFLICTS DISCLOSURE.

Notices, Disclaimers and Conflicts Disclosure

THESE TRACKER RULES DO NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES OR TO PARTICIPATE IN ANY TRANSACTION, OR ADVICE OF ANY KIND (TAX, LEGAL, ACCOUNTING OR REGULATORY) IN RESPECT OF THE FUTURES TRACKER OR ANY INVESTMENT STRATEGY OR CONSTITUENT OF THE FUTURES TRACKER.

Neither J.P. Morgan Securities (Asia Pacific) Ltd., in its capacity as sponsor of each Futures Tracker (the "**Tracker Sponsor**"), nor the Tracker Calculation Agent (as defined in the Tracker Rules) endorses or makes any representation or warranty, express or implied, in connection with any security, transaction or other investment that references a Futures Tracker (each, a "**Product**"). Further, neither the Tracker Sponsor nor the Tracker Calculation Agent has any obligation or liability in connection with the administration, marketing or trading of any such Product.

No one may reproduce or disseminate the information contained in this document or a Tracker Level (as applicable) without the prior written consent of the Tracker Sponsor. This document is not intended for distribution to, or use by, any person in a jurisdiction where such distribution or use is prohibited by law or regulation.

Each Futures Tracker is the exclusive property of the Tracker Sponsor, and the Tracker Sponsor retains all proprietary rights in such Futures Tracker.

Potential conflicts of interest may exist in the structure and operation of a Futures Tracker and the conduct of the normal business activities of the Tracker Sponsor, the Tracker Calculation Agent or any of the affiliates or subsidiaries of either of them or their respective directors, officers, employees, representatives, delegates or agents (each, a "**Relevant Person**").

During the course of its normal business, the Tracker Sponsor, the Tracker Calculation Agent or any Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) that reference a Futures Tracker or any constituent of a Futures Tracker. In addition, the Tracker Sponsor, the Tracker Calculation Agent and/or any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to a Futures Tracker or any constituent of a Futures Tracker, or may invest or engage in transactions with other persons, or on behalf of such persons, relating to a Futures Tracker or any constituent of a Futures Tracker. Such activity could give rise to a conflict of interest, and such conflict may have an impact, positive or negative, on the level of a Futures Tracker or the value of a related Product. The Tracker Sponsor, the Tracker Calculation Agent and the Relevant Persons do not have any duty (a) to consider the circumstances of any person when participating in such transactions or (b) to conduct each of themselves in a manner that is favourable to anyone with exposure to a Futures Tracker or a related Product.

Neither the Tracker Sponsor nor the Tracker Calculation Agent is under any obligation to continue the calculation, publication or dissemination of any Futures Tracker.

This Notices, Disclaimers and Conflicts Disclosure is not intended to be exhaustive. Anyone reading these Tracker Rules should seek such advice as that person considers necessary from its professional advisors, legal, tax or otherwise, and should not rely on the Tracker Sponsor, the Tracker Calculation Agent, or any Relevant Person, to satisfy itself that it fully understands these Tracker Rules and the risks associated with the relevant Futures Tracker or any related Product.

These Tracker Rules have been developed with the possibility of the Tracker Sponsor, the Tracker Calculation Agent or any of the Relevant Persons (x) entering into or promoting, offering or selling Products and (y) hedging such Products.

These Tracker Rules shall be governed by and construed in accordance with the laws of England.

THIS DOCUMENT IS IMPORTANT. YOU SHOULD NOT INVEST IN A PRODUCT LINKED TO ANY FUTURES TRACKER UNLESS YOU HAVE ENSURED THAT YOU FULLY UNDERSTAND THE NATURE OF SUCH AN INVESTMENT AND THE RISKS INVOLVED AND ARE SATISFIED THAT THE INVESTMENT IS SUITED TO YOUR CIRCUMSTANCES AND OBJECTIVES. IF YOU ARE IN ANY DOUBT ABOUT THIS, YOU SHOULD TAKE ADVICE FROM AN APPROPRIATELY QUALIFIED ADVISER. EVEN IF YOU ARE A HIGHLY SOPHISTICATED INVESTOR WHO REGULARLY TRANSACTS IN PRODUCTS LINKED TO INDICES AND/OR FUTURES TRACKERS OF THIS TYPE, YOU ARE STRONGLY ADVISED TO TAKE SUCH ADVICE IN ANY EVENT.

PART A

General Rules

1. Tracker Rules

1.1 Publication

The Tracker Rules are published by J.P. Morgan Securities (Asia Pacific) Ltd. of 25/F, Chater House, 8 Connaught Road Central, Hong Kong in its capacity as the Tracker Sponsor of each Futures Tracker.

The Tracker Sponsor may, in its discretion, publish separately only the Tracker Rules applicable to one or more of the Futures Trackers by only including the relevant Part C for the relevant Futures Tracker.

The Tracker Live Date for the relevant Futures Tracker is the date as of which such Futures Tracker first went live. The Tracker Start Level is the Tracker Level as of the Tracker Live Date.

1.2 Amendments

The Tracker Rules of a Futures Tracker may be amended from time to time at the discretion of the Tracker Sponsor and will be re-published (in a manner determined by the Tracker Sponsor from time to time) no later than one calendar month following such amendment.

Although the Tracker Rules for a Futures Tracker are intended to be comprehensive, ambiguities may arise. If ambiguities arise, the Tracker Calculation Agent (if necessary, in consultation with the Tracker Sponsor) will resolve such ambiguities in its discretion and, if necessary, the Tracker Sponsor will amend the Tracker Rules of a Futures Tracker to reflect such resolution. Such amendment will be re-published (in a manner determined by the Tracker Sponsor from time to time) no later than one calendar month following such amendment.

2. Synthetic strategies, no underlying constituent nor assets held

Each Futures Tracker is constructed on a "notional" Futures Contract and there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Each Futures Tracker merely identifies a Futures Contract and a rules-based trading strategy, the performance of which is used as a reference point for the purposes of calculating Tracker Levels.

3. Tracker Calculation Agent

3.1 Identity

In respect of any Futures Tracker, the Tracker Sponsor may designate any entity (including an unrelated third party) from time to time to act as calculation agent in connection with such Futures Tracker (the "**Tracker Calculation Agent**"). Unless the Tracker Sponsor designates another entity as the Tracker Calculation Agent for a Futures Tracker, the Tracker Sponsor shall be the Tracker Calculation Agent for that Futures Tracker. As of the Tracker Live Date, unless otherwise indicated in the relevant Part C: Tracker Details for the relevant Futures Tracker, the Tracker Sponsor has initially designated itself as the Tracker Calculation Agent for such Futures Tracker.

3.2 Tracker Sponsor and Tracker Calculation Agent standards

Each of the Tracker Sponsor and the Tracker Calculation Agent shall act in good faith and in a commercially reasonable manner in respect of determinations, interpretations and calculations made by it pursuant to the Tracker Rules of a Futures Tracker.

3.3 Tracker Sponsor and Tracker Calculation Agent determinations, interpretations and calculations

All determinations, interpretations and calculations of either the Tracker Sponsor or the Tracker Calculation Agent relating to or pursuant to the Tracker Rules of a Futures Tracker shall be final, conclusive and binding and no person shall be entitled to make any claim against the Tracker Sponsor, the Tracker Calculation Agent or any Relevant Person in respect thereof. None of the Tracker Sponsor, the Tracker Calculation Agent or any Relevant Person shall:

(a)   be under any obligation to revise any determination, interpretation or calculation made or action taken for any reason in connection with a Futures Tracker or the Tracker Rules of a Futures Tracker; or

(b)   have any responsibility to any person for any determination, interpretation or calculation made or anything done (or omitted to be determined, interpreted, calculated or done) (whether as a result of negligence or otherwise) in respect of a Futures Tracker or in respect of the publication of any Tracker Level (or failure to publish such level) or any use to which any person may put a Futures Tracker or the Tracker Levels.

4. Corrections in respect of a Futures Tracker

If, in respect of a Futures Tracker:

(a)   the level or price of a Futures Contract or any other variable, input or other parameter that is used to determine or calculate the Tracker Level of a Futures Tracker for any Tracker Business Day is subsequently corrected; or

(b)   the Tracker Calculation Agent identifies an error or omission in any of its determinations or calculations with respect to the Tracker Level of a Futures Tracker for any Tracker Business Day, then the Tracker Calculation Agent may, if practicable and if it considers such correction material, adjust or correct the Tracker Level for any relevant Tracker Business Day. The Tracker Calculation Agent shall publish (in such manner determined by the Tracker Calculation Agent) corrected Tracker Level(s) as soon as reasonably practicable.

5. Extraordinary Events

5.1 Extraordinary Events

In respect of a Futures Tracker, the following constitute Extraordinary Events in respect of any Futures Contract relevant to the Futures Tracker and any constituent of the relevant Futures Tracker:

(a)   If, in respect of a Futures Tracker, at any time, the licence granted (if required) to the Tracker Sponsor or the Tracker Calculation Agent (or any of their affiliates) to use or reference the relevant Futures Contract or constituent of the relevant Futures Tracker in connection with a Futures Tracker (such Futures Contract or such constituent for the purposes of this section 5.1(a) of this Part A: General Rules, the "**Affected Constituent**") terminates, or the rights of the Tracker Sponsor or the Tracker Calculation Agent (or any of their affiliates) to use or reference the Affected Constituent for the purposes of such Futures Tracker are disputed, impaired or cease (for any reason), then the Tracker Calculation Agent may, if it determines that such event is material: (i) exclude the Affected Constituent from the Futures Tracker and select (A) a replacement futures contract having the same or substantially similar characteristics as the Affected Constituent and (B) the date such replacement is effective or (ii) cease publication of the Futures Tracker as of a date determined by the Tracker Calculation Agent.

(b)   If the Tracker Calculation Agent determines that a relevant Futures Contract or constituent of the relevant Futures Tracker (such Futures Contract or such constituent for the purposes of this section 5.1(b) of this Part A: General Rules, the "**Affected Constituent**") is subject to a Change in Law, the Tracker Calculation Agent may, if it determines that such Change in Law is material: (i) exclude the Affected Constituent from the Futures Tracker and select (A) a replacement futures contract having the same or substantially similar characteristics as the Affected Constituent and (B) the date such replacement is effective or (ii) cease publication of the Futures Tracker as of a date determined by the Tracker Calculation Agent.

(c)   If, in respect of a Futures Tracker, any Futures Contract is (I) not calculated and quoted by the Relevant Exchange but is calculated and quoted by a successor exchange acceptable to the Tracker Calculation Agent; or (II) replaced by a successor futures contract using, in the determination of the Tracker Calculation Agent, the same or a substantially similar formula and method of calculation as used in the calculation of the relevant Futures Contract, (such Futures Contract identified in clause (I) or clause (II) hereof, for the purposes of this section 5.1(c) of this Part A: General Rules, the "**Affected Constituent**") then (i) the Futures Contract as calculated and quoted by that successor exchange in the case of clause (I) hereof or that successor futures contract in the case of clause (II) hereof shall be deemed to be the relevant Futures Contract in place of the Affected Constituent with effect from a date determined by the Tracker Calculation Agent and (ii) the Tracker Calculation Agent may make such adjustments to the Tracker Rules for the relevant Futures Tracker as it determines are appropriate to account for such change.

(d)   If any Relevant Exchange (I) announces that it will make a material change in the formula for or the method of calculating any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in that formula or method to maintain such contract in the event of routine changes in the underlying of such Futures Contract or components of the underlying of such Futures Contract or other routine events); (II) permanently cancels any Futures Contract and no successor futures contract exists; or (III) announces that it is unable or unwilling to publish levels of the Futures Contract, (such Futures Contract identified in clause (I), clause (II) or clause (III) hereof, for the purposes of this section 5.1(d) of this Part A: General Rules, the "**Affected Constituent**") then the Tracker Calculation Agent may: (i) exclude the Affected Constituent from the Futures Tracker and select (A) a replacement futures contract having the same or substantially similar characteristics as the Affected Constituent and (B) the date such replacement is effective or (ii) cease publication of the Futures Tracker as of a date determined by the Tracker Calculation Agent.

5.2 Adjustments to Futures Contract specifications

If the Tracker Calculation Agent determines that the Relevant Exchange or some other relevant entity is adjusting, amending, or supplementing or proposes to adjust, amend or supplement the settlement specifications for a Futures Contract of a Futures Tracker (including, without limitation, adjusting the expiry date or last trading day of current or prospective Futures Contracts) and such event has or will have an effect on the methodology of a Futures Tracker, then the Tracker Calculation Agent may adjust the Tracker Rules of the Futures Tracker(s) as it determines in good faith to be appropriate to account for such event.

6. General Definitions

Capitalised terms defined below shall have the following meanings in the Tracker Rules:

"**Change in Law**" means due to the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law), or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, regulation or rule (including, without limitation, any action taken by any taxing authority, exchange or trading facility), the Tracker Calculation Agent determines in good faith that (x) it is contrary to such law, regulation or rule for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Futures Contract, any transaction referencing any Futures Contract or any underlying or component of an underlying of any Futures Contract or (y) holding a position in any Futures Contract, any transaction referencing any Futures Contract or any underlying or component of an underlying of any Futures Contract is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, regulation or rule in relation to such Futures Contract, transaction referencing such Futures Contract or any underlying or component of an underlying of such Futures Contract traded on any exchange(s) or other trading facility (including, without limitation, any Relevant Exchange).

"**Futures Contract**" means, in respect of a Futures Tracker, the futures contract(s) comprised in the Futures Tracker from time to time, as determined in accordance with Part B: Tracker Algorithm and Part C: Tracker Details for the relevant Futures Tracker.

"**Futures Tracker Currency**" means the currency specified as such in Part C: Tracker Details for the relevant Futures Tracker.

"**Relevant Person**" has the meaning given in the Notices, Disclaimers and Conflicts Disclosure.

"**Tracker Business Days**" means the business days specified as such in Part C: Tracker Details for the relevant Futures Tracker.

"**Tracker Calculation Agent**" has the meaning given in section 3.1 of this Part A: General Rules.

"**Tracker Level**" means the level of the Futures Tracker, as defined and calculated in accordance with Part B: Tracker Algorithm.

"**Tracker Live Date**" means the date specified as such in Part C: Tracker Details for the relevant Futures Tracker.

"**Tracker Rules**" means, in respect of a Futures Tracker, the rules of the Futures Tracker as set out in this document and which are comprised of the Notices, Disclaimers and Conflicts Disclosure, this Part A: General Rules, Part B: Tracker Algorithm and the applicable Part C: Tracker Details for the relevant Futures Tracker.

"**Tracker Sponsor**" has the meaning given in the Notices, Disclaimers and Conflicts Disclosure.

 "**Tracker Start Level**" means the level specified as such for in Part C: Tracker Details for the relevant Futures Tracker.

PART B

Tracker Algorithm

1. Tracker Levels

1.1 Tracker Base Date, Tracker Base Level, Tracker Live Date and Tracker Start Level

The Tracker Base Date, the Tracker Base Level, the Tracker Live Date and the Tracker Start Level of a Futures Tracker are as specified in Part C: Tracker Details for the relevant Futures Tracker.

1.2 Calculation of Tracker Levels

Subject to section 2.1 and section 2.2 of this Part B: Tracker Algorithm, the Tracker Calculation Agent shall calculate the Tracker Level for a Futures Tracker in respect of each Tracker Business Day$_t$ in accordance with the following formula:

$$\text{Tracker Level}_t = \text{Tracker Level}_{t-1} \times (1 + \text{Return}_t)$$

where:

Tracker Level_t means the Tracker Level for each Tracker Business Day$_t$;

Tracker Level$_{t-1}$ means the Tracker Level for the Actual Tracker Publication Date immediately preceding such Tracker Business Day$_t$.

In determining the Tracker Level for the first Tracker Business Day immediately following the Tracker Base Date (Tracker Level$_1$), Tracker Level$_{t-1}$ shall be deemed to equal Tracker Level$_0$ which is the Tracker Base Level on the Tracker Base Date as specified in Part C: Tracker Details for the relevant Futures Tracker.

1.3 Calculation of Return$_t$

(a) **For a Tracker Business Day that is neither a Re-weighting Date nor a Postponed Re-weighting Date**

Subject to section 2.2 of this Part B: Tracker Algorithm, in respect of each Tracker Business Day$_t$ that is neither a Re-weighting Date nor a Postponed Re-weighting Date following the Tracker Base Date (as defined in Part C: Tracker Details for the relevant Futures Tracker), Return$_t$ shall be calculated in accordance with the following formula:

$$Return_t = \frac{Near\ Future_t}{Near\ Future_{t-1}} - 1$$

$Near\ Future_t$ means, for the purposes of this section 1.3(a) of this Part B: Tracker Algorithm, the Official Settlement Price (as defined in Part C: Tracker Details for the relevant Futures Tracker) of the Near Futures Contract for Tracker Business Day$_t$;

$Near\ Future_{t-1}$ means, for the purposes of this section 1.3(a) of this Part B: Tracker Algorithm, the Official Settlement Price of the Near Futures Contract for the Actual Tracker Publication Date immediately preceding such Tracker Business Day$_t$;

$Near\ Futures\ Contract$ means, for the purposes of this section 1.3(a) of this Part B: Tracker Algorithm, in respect of a Tracker Business Day$_t$, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following such Tracker Business Day$_t$.

(b) **For a Re-weighting Date**

Subject to section 2.1 of this Part B: Tracker Algorithm, as of each Re-weighting Date, one third (1/3) of the exposure of the relevant Futures Tracker shall be synthetically rebalanced, or rolled, from the relevant Near Futures Contract to the relevant Far Futures Contract, which results in the Weight$_N$ associated with the relevant Near Futures Contract decreasing by 1/3 between such Re-weighting Date and the next Tracker Business Day and the Weight$_F$ associated with the relevant Far Futures Contract increasing by 1/3 during the same period.

Subject to section 2.1 of this Part B: Tracker Algorithm, in respect of each Tracker Business Day$_t$ that is a Re-weighting Date, Return$_t$ shall be calculated in accordance with the following formula:

$$Return_t = Weight_N \times \left(\frac{Near\ Future_t}{Near\ Future_{t-1}} - 1\right) + Weight_F \times \left(\frac{Far\ Future_t}{Far\ Future_{t-1}} - 1\right) - RAF \times RP$$

Where:

RAF	is the amount specified as the Roll Adjustment Factor in Part C: Tracker Details for the relevant Futures Tracker;
RP	is the proportion of exposure of the relevant Futures Tracker that is to be synthetically rebalanced, or rolled, from the Near Futures Contract to the Far Futures Contract in respect of the relevant Re-weighting Date;
$Near\ Future_t$	means, for the purposes of this section 1.3(b) of this Part B: Tracker Algorithm, the Official Settlement Price of the Near Futures Contract for Tracker Business Day$_t$;
$Near\ Future_{t-1}$	means, for the purposes of this section 1.3(b) of this Part B: Tracker Algorithm, the Official Settlement Price of the Near Futures Contract for the Actual Tracker Publication Date immediately preceding such Tracker Business Day$_t$;
$Far\ Future_t$	means the Official Settlement Price of the Far Futures Contract for Tracker Business Day$_t$;
$Far\ Future_{t-1}$	means the Official Settlement Price of the Far Futures Contract for the Actual Tracker Publication Date immediately preceding such Tracker Business Day$_t$;
$Near\ Futures\ Contract$	means, for the purposes of this section 1.3(b) of this Part B: Tracker Algorithm in respect of a Tracker Business Day$_t$, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur on or following such Tracker Business Day$_t$;
$Far\ Futures\ Contract$	means, in respect of each Tracker Business Day$_t$ of the relevant Re-weighting Period, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following the Scheduled Expiry Date of the Near Futures Contract;
$Weight_F$	means, in respect of each Tracker Business Day$_t$, the proportion of exposure of the relevant Futures Tracker that has been synthetically rebalanced, or rolled, in respect of the Actual Tracker Publication Date immediately preceding such Tracker Business Day$_t$;
$Weight_N$	means $1 - Weight_F$

In respect of the Tracker Business Day that is the first day of a Re-weighting Period:

$$Weight_N = 1$$

$$Weight_F = 0$$

In respect of the Tracker Business Day that is the second day of a Re-weighting Period:

$$Weight_N = \frac{2}{3}$$

$$Weight_F = \frac{1}{3}$$

In respect of the Tracker Business Day that is the third day of a Re-weighting Period:

$$Weight_N = \frac{1}{3}$$

$$Weight_F = \frac{2}{3}$$

1.4   Adjustment of Expiry Date

If the actual expiry date for the relevant Near Futures Contract (such date, the "**Actual Expiry Date**" for such Futures Contract) occurs prior to the Scheduled Expiry Date of such Futures Contract, then (i) such Actual Expiry Date shall be treated as the last Re-weighting Date for

the relevant Re-weighting Period and $Return_t$ shall be determined based on section 1.3(b) of this Part B: Tracker Algorithm with any portion of the exposure of the relevant Futures Tracker to the such Near Futures Contract that has not yet been synthetically rebalanced, or rolled, from the relevant Near Futures Contract to the relevant Far Futures Contract being rolled as of such Actual Expiry Date and (ii) in respect of the Tracker Business Days for the period after the Actual Expiry Date of the relevant Near Futures Contract but prior to the Tracker Business Day immediately preceding the original Scheduled Expiry Date associated with such Near Futures Contract, $Return_t$ shall be calculated in accordance with section 1.3(a) of this Part B: Tracker Algorithm but with the reference to "the first Scheduled Expiry Date scheduled to occur following such Tracker Business Day_t" in the definition of "Near Futures Contract" being replaced by "the second Scheduled Expiry Date scheduled to occur following such Tracker Business Day_t".

1.5 Publication of Tracker Levels

The Tracker Calculation Agent shall calculate and publish (in a manner determined by the Tracker Calculation Agent from time to time) the Tracker Level of each Futures Tracker in respect of each Tracker Business Day_t that is an Actual Tracker Publication Date at or before approximately 1:00p.m. Hong Kong time on the weekday immediately following the relevant Tracker Business Day_t; provided that if the Actual Expiry Date of the Near Futures Contract is both a Postponed Re-weighting Date and a Disrupted Day with respect to the relevant Far Futures Contact, the Tracker Calculation Agent shall postpone the calculation and publication of the Tracker Level for such Tracker Business Day_t and shall publish the Tracker Level for such Tracker Business Day_t at or before approximately 1:00p.m. Hong Kong time on the weekday following the first subsequent Tracker Business Day that is not a Disrupted Day for such Far Futures Contract.

The version of the Tracker Level that is published is generally a Tracker Level rounded to 2 decimal places. The Tracker Calculation Agent may calculate the Tracker Level without such rounding and may use Tracker Levels without such rounding in the calculation of subsequent Tracker Levels.

2. Market Disruption Events

2.1 On a Re-weighting Date

If any Re-weighting Date of a Re-weighting Period is a Disrupted Day in respect of any relevant Near Futures Contract or relevant Far Futures Contract, then the portion of the exposure of the relevant Futures Tracker that was scheduled to be synthetically rebalanced, or rolled, in respect of that Tracker Business Day_t shall not be rolled on such Disrupted Day but rather such roll shall be postponed until the next following Tracker Business Day that is not a Disrupted Day for both the relevant Near Futures Contract and the relevant Far Futures Contract, irrespective of whether such day is already a day on which a portion of the exposure of the relevant Futures Tracker was scheduled to be rolled, provided that if the Actual Expiry Date of the Near Futures Contract is a Disrupted Day, then any portion of the roll that was postponed and has not yet occurred shall occur on such Actual Expiry Date notwithstanding the fact that it is a Disrupted Day as further described below.

$Return_t$ for any Re-weighting Date shall be determined based on section 1.3(b) of this Part B: Tracker Algorithm.

Example: if the first and third Re-weighting Dates are not Disrupted Days but the second Re-weighting Date of a Re-weighting Period is a Disrupted Day, then the "Weight" and "RP" for each Re-weighting Date of the Re-weighting Period would be as shown in the table immediately below:

Re-weighting Period	$Weight_N$	$Weight_F$	RP
First Re-weighting Date	1	0	1/3
Second Re-weighting Date	N/A	N/A	N/A
Third Re-weighting Date	2/3	1/3	2/3

The Tracker Calculation Agent shall not calculate the Tracker Level for any Re-weighting Date that is a Disrupted Day.

If the last Re-weighting Date is a Disrupted Day in respect of any relevant Near Futures Contract or relevant Far Futures Contract, then any portion of the roll in respect of any Re-weighting Date for the relevant Re-weighting Period that has not yet occurred, shall not be rolled on such Disrupted Day but rather such roll shall be postponed until the earlier of (i) the next following Tracker Business Day that is not a Disrupted Day for both the relevant Near Futures Contract and the relevant Far Futures Contract and (ii) the Actual Expiry Date of the relevant Near Futures Contract (such postponed re-weighting date identified as the earlier of the dates specified in clause (i) and clause (ii) hereof, the "**Postponed Re-weighting Date**"). For a roll that is to occur on a Postponed Re-weighting Date, the Tracker Level shall be calculated based on section 1.2 and section 1.3(b) of this Part B: Tracker Algorithm but with the reference to "the first Scheduled Expiry Date scheduled to occur on or following such Tracker Business Day_t" in the definition of "Near Futures Contract" in section 1.3(b) of this Part B: Tracker Algorithm being replaced by "the first Actual Expiry Date that occurs on or following such Tracker Business Day_t", the reference to "in respect of each Tracker Business Day_t of the relevant Re-weighting Period, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following the Scheduled Expiry Date of the Near Futures Contract" in the definition of "Far Futures Contract" being replaced by "in respect of such Postponed Re-weighting Date, the Futures Contract that will expire on the first Scheduled Expiry Date scheduled to occur following the Actual Expiry Date of the Near Futures Contract", and the reference to "relevant Re-weighting Date" in the definition of "RP" being replaced by "Postponed Re-weighting Date". If the Postponed Re-weighting Date is the Actual Expiry Date for the relevant Near Futures Contract and is a Disrupted Day for the Far Futures Contract, the Official Settlement Price of the Far Futures Contract for the first Tracker Business Day following such Postponed

Re-weighting Date that is not a Disrupted Day in respect of such Far Futures Contract shall be used as the Official Settlement Price of such Far Futures Contract for such Postponed Re-weighting Date. If the Postponed Re-weighting Date is the Actual Expiry Date for the relevant Near Futures Contract and is a Disrupted Day for the Far Futures Contract, on the First Tracker Business Day following such Postponed Re-weighting Date, $Return_t$ shall be 0 (zero). If the Actual Expiry Date of the Near Futures Contract is both a Postponed Re-weighting Date and a Disrupted Day with respect to the relevant Far Futures Contact, the Tracker Calculation Agent shall postpone the calculation and publication of the Tracker Level for such Tracker Business Day$_t$ and shall publish the Tracker Level for such Tracker Business Day$_t$ at or before approximately 1:00p.m. Hong Kong time on the weekday following the first subsequent Tracker Business Day that is not a Disrupted Day for such Far Futures Contract.

2.2 On a Tracker Business Day

If any Tracker Business Day that is neither a Re-weighting Date nor a Postponed Re-weighting Date is a Disrupted Day for any relevant Futures Contract, the Tracker Calculation Agent shall not calculate the Tracker Level for such Tracker Business Day and shall suspend publication of the Tracker Level until the first succeeding Actual Tracker Publication Date.

3. Definitions

Capitalised terms defined below shall have the following meanings in the Tracker Rules:

"**Actual Tracker Publication Date**" means, for any Futures Tracker, each Tracker Business Day that is not a Disrupted Tracker Publication Date.

"**Base Underlying**" means, in respect of a Futures Contract, the underlying specified as such in Part C: Tracker Details for the relevant Futures Tracker.

"**Disrupted Day**" means, in respect of a Futures Contract, a Tracker Business Day on which a Market Disruption Event that the Tracker Calculation Agent determines is material occurs or exists.

"**Disrupted Tracker Publication Date**" means, for any Futures Tracker, each Tracker Business Day that (x) is a Disrupted Day in respect of any relevant Futures Contract that is a constituent of such Futures Tracker and (y) is not both (i) an Actual Expiry Date of the relevant Near Futures Contract that is a constituent of such Futures Tracker and (ii) a Postponed Re-weighting Date.

"**Early Closure**" means the closure on any Tracker Business Day of the Relevant Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on such Tracker Business Day.

"**Exchange Disruption**" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Tracker Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures contracts (including, without limitation, the Futures Contracts) relating to the Base Underlying on any Relevant Exchange.

"**Futures Tracker Currency**" means the currency specified as such in Part C: Tracker Details for the relevant Futures Tracker.

"**Market Disruption Event**" means, in respect of a Futures Contract and a Tracker Business Day, a failure by the Relevant Exchange to calculate and publish the Official Settlement Price for the Futures Contract on such Tracker Business Day, or any event that, in the determination of the Tracker Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for such Futures Contract. Such events may include, but not be limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure.

"**Official Settlement Price**" shall have the meaning specified for in Part C: Tracker Details for the relevant Futures Tracker.

"**Postponed Re-weighting Date**" shall have the meaning specified in section 2.1 of Part B: Tracker Algorithm.

"**Relevant Exchange**" shall have the meaning specified in Part C: Tracker Details for the relevant Futures Tracker.

"**Re-Weighting Dates**" shall have the meaning specified in Part C: Tracker Details for the relevant Futures Tracker.

"**Re-Weighting Periods**" shall have the meaning specified in Part C: Tracker Details for the relevant Futures Tracker.

"**Scheduled Expiry Date**" shall have the meaning specified in Part C: Tracker Details for the relevant Futures Tracker.

"**Tracker Base Date**" shall have the meaning specified in Part C: Tracker Details for the relevant Futures Tracker.

"**Tracker Base Level**" shall have the meaning specified in Part C: Tracker Details for the relevant Futures Tracker.

"**Trading Disruption**" means any suspension of or limitation imposed on trading by the Relevant Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange or otherwise in futures contracts (including, without limitation, the Futures Contracts) relating to the relevant Base Underlying on any Relevant Exchange.

PART C – Tracker Details

J.P. Morgan China A Share Equity Futures Tracker (Series 1)

The table immediately below sets out the specific information pertaining to the J.P. Morgan China A Share Equity Futures Tracker (Series 1).

Futures Tracker Name and Bloomberg Ticker	J.P. Morgan China A Share Equity Futures Tracker (Series 1) FTJMACEE Index
Futures Tracker Currency	United States Dollar (USD)
Tracker Business Days:	Each day (other than a Saturday or Sunday) as of which the level of the Base Underlying is scheduled to be published
Tracker Live Date	10 January 2013
Tracker Start Level	84.13, being the Tracker Level as of the Tracker Live Date
Tracker Base Date	1 March 2011
Tracker Base Level	100, being the Tracker Level as of the Tracker Base Date
Base Underlying	The FTSE China A50 Index (Bloomberg Ticker: XIN9I Index)
Scheduled Expiry Date	In respect of a Futures Contract, the scheduled expiry date of the relevant Futures Contract as published by the Relevant Exchange on or prior to the first date the Futures Tracker has exposure to such Futures Contract
Re-weighting Dates and Re-weighting Periods	Each of the three (3) consecutive Tracker Business Days immediately preceding, but excluding, the Scheduled Expiry Date of the relevant Near Futures Contract (each such Tracker Business Day a "**Re-weighting Date**" and each period from the first such Tracker Business Day to, and including, the third such Tracker Business Day, a "**Re-weighting Period**").
Official Settlement Price	The official settlement price (however described under the rules of the Relevant Exchange) of any relevant Futures Contract published by the Relevant Exchange or its clearing house. The relevant Official Settlement Price is expected to be published on the relevant Bloomberg page corresponding to the relevant Bloomberg Code for the Futures Contract (the expected Bloomberg Codes being identified below).
Roll Adjustment Factor	0.10%
Relevant Exchange	Singapore Exchange

Futures Contract	Means the futures contract identified by the following Bloomberg Codes from time to time
Futures Contracts	

i	Futures Contract	Bloomberg Month Code	Currency	Expected Bloomberg Code*
1	January	F	USD	XU&"F&Year" <Index>
2	February	G	USD	XU&G&"Year" <Index>
3	March	H	USD	XU&H&"Year" <Index>
4	April	J	USD	XU&J&"Year" <Index>
5	May	K	USD	XU&K&"Year" <Index>
6	June	M	USD	XU&M&"Year" <Index>
7	July	N	USD	XU&N&"Year" <Index>

8	August	Q	USD	XU&Q&"Year" <Index>
9	September	U	USD	XU&U&"Year" <Index>
10	October	V	USD	XU&V&"Year" <Index>
11	November	X	USD	XU&X&"Year" <Index>
12	December	Z	USD	XU&Z&"Year" <Index>

*The Bloomberg codes are typically constructed as "XU" followed by the Bloomberg Month Code followed by the year in which the Scheduled Expiry Date is scheduled to fall, so that the March 2013 Futures Contract shall have ticker XUH13 Index. If Bloomberg publishes any modification to methodology for constructing the Bloomberg code or expected Bloomberg code for any Futures Contract referenced in the table above, such new Bloomberg code shall be deemed to be the Bloomberg code in respect of any relevant Futures Contract. If the Tracker Calculation Agent determines that a successor Futures Contract is to replace the existing Futures Contract, then, on and from the date of such replacement, the Bloomberg code for the successor Futures Contract shall be deemed to be the relevant Bloomberg code for the futures contract in question.

Any amendment to the Tracker Rules for the J.P. Morgan China A Share Equity Futures Tracker (Series 1) and the effective date of any such amendment shall be described and stated below. Copies of the latest issue of the Tracker Rules may be obtained by prospective purchasers or holders of investments linked to the Futures Tracker free of charge on request to the Tracker Sponsor.

Issue	Date	Amendment
1.0	11 January 2013 (being the inception date of the Tracker)	Not Applicable (First Release)